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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

===============================================================================
1. Name and Address of Reporting Person*

     Black                         Conrad                 M
-------------------------------------------------------------------------------
   (Last)                          (First)             (Middle)

     c/o Hollinger International Inc.
     401 North Wabash, Suite 740
-------------------------------------------------------------------------------
                                   (Street)

     Chicago                           IL              60611
-------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

===============================================================================
2. Issuer Name and Ticker or Trading Symbol

     Hollinger International Inc. (HLR)
===============================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)

===============================================================================
4. Statement for Month/Year

     June 1999
===============================================================================
5. If Amendment, Date of Original (Month/Year)

     June 1999
===============================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [ X ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)

                     Chairman and Chief Executive Officer
===============================================================================
7. Individual or Joint/Group Filing (Check applicable line)

   [ ]  Form filed by one Reporting Person
   [X]  Form filed by more than one Reporting Person

===============================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
===============================================================================

                                                                                                               6.
                                                                4.                              5.             Owner-
                                                                Securities Acquired (A) or      Amount of      ship
                                                   3.           Disposed of (D)                 Securities     Form:     7.
                                                   Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                     2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                   Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                    Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                           (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                 Various dates
                                     in June
                                     1999(7)         X              937,541      D      (2)      (1)              I        (3)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

===================================================================================================================================

* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

===============================================================================

                                                                                                         9.        10.
                                                                                                         Number    Owner-
                                                                                                         of        ship
                   2.                                                                                    Deriv-    of
                   Conver-                    5.                              7.                         ative     Deriv-   11.
                   sion                       Number of                       Title and Amount           Secur-    ative    Nature
                   of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                   Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                   cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                   Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                 of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of           Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative         ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security           Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)         ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
-----------------------------------------------------------------------------------------------------------------------------------
Series II
Preference
Shares,
containing
imbeded Call               Various
Options                    dates                                              Class A
(obligations               in June                                            Common                    22,810,937
to sell)            (5)    1999(7)   X                D     Immed.            Stock    937,541  (5)         (6)     I       (3)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

===================================================================================================================================

Explanation of Responses:  See attached Schedule I for explanatory notes.


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Hollinger Inc.

By: /s/  Charles G. Cowan                                  August 6, 1999
    ---------------------------                          -------------------
**Signature of Reporting Person                                 Date

Charles G. Cowan
Vice-President and Secretary

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


The Ravelston Corporation Limited

By: /s/  Charles G. Cowan                                  August 6, 1999
    ---------------------------                          -------------------
**Signature of Reporting Person                                 Date

Charles G. Cowan
Vice-President and Secretary

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


/s/ Barbara Amiel Black                                    August 6, 1999
-------------------------------                          -------------------
**Signature of Reporting Person                                 Date

Barbara Amiel Black

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


/s/ Conrad M. Black                                        August 6, 1999
------------------------------                           ------------------
**Signature of Reporting Person                                 Date

The Hon. Conrad M. Black, P.C., O.C.

                          SCHEDULE I
                   Notes to Amended Form 4


Name and Address of Reporting Person:
     Conrad M. Black
     c/o Hollinger International Inc.
     401 North Wabash Avenue, Suite 740
     Chicago, Illinois 60611

Issuer Name and Ticker or Trading Symbol:
     Hollinger International Inc./HLR

Statement for Month/Year
     June 1999

Additional Reporting Persons:

     Barbara Amiel Black
     c/o Hollinger International Inc.
     401 North Wabash Avenue
     Chicago, Illinois 60611
     Relationship to Issuer:  Director, Officer and 10% Owner

     The Ravelston Corporation Limited
     c/o Hollinger International Inc.
     401 North Wabash Avenue, Suite 740
     Chicago, Illinois 60611
     Relationship to Issuer:  10% Owner

     Hollinger Inc.
     c/o Hollinger International Inc.
     401 North Wabash Avenue
     Chicago, Illinois 60611
     Relationship to Issuer:  10% Owner

Explanations:

     (1) Following the disposition of Class A Common Stock described on the Form 4 to which this Schedule is attached, Hollinger Inc. will beneficially own 28,519,863 shares of Class A Common Stock comprised of the following: (i) 17,811,645 held directly by Hollinger Inc.; and (ii) 10,708,218 shares of Class A Common Stock held by 504468 N.B. Inc. ("NBCo."), a wholly owned subsidiary of Hollinger Inc.

          The Ravelston Corporation Limited ("Ravelston") may be deemed to beneficially own 28,519,863 shares of Class A Common Stock comprised of, through its relationship with Hollinger Inc. (described in Note 3), the shares of Class A Common Stock beneficially owned by Hollinger Inc.

          Conrad Black will beneficially own 28,529,363 shares of Class A Common Stock comprised of the following: (i) through his relationship with Ravelston (described in Note 3), 28,519,863 shares of Class A Common Stock beneficially owned by Ravelston; (ii) 9,600 shares of Class A Common Stock held by Conrad Black Capital Corporation;
          (iii) 100 shares of Class A Common Stock held by Conrad Black; and (iv) 50 shares held by Conrad Black's son.

          Barbara Amiel Black disclaims beneficial ownership of all her spouse's securities.

     (2) The disposition of 937,541 shares of Class A Common Stock was pursuant to the exercise by holders of their exchange rights under 2,038,153 Series II Exchangeable Non-Voting Preference Shares (the "Series II Preference Shares") of Hollinger Inc.

     (3) Beneficially owned by Hollinger Inc., which is effectively controlled by The Ravelston Corporation
          Limited, which is indirectly controlled by Conrad
          M. Black.

     (4) Barbara Amiel Black disclaims beneficial ownership of securities held directly or indirectly by her spouse, Conrad M. Black, and this report shall not be deemed an admission that Barbara Amiel Black is a beneficial owner of such securities for purposes of Section 16 or for any other purpose.

     (5) The Series II Preference Shares are exchangeable at a conversion rate of .46 shares of Class A Common
          Stock for each Series II Preference Share.

     (6) 22,810,937 obligations to sell pursuant to the 22,810,937 Series II Preference Shares that were outstanding as of June 30, 1999. As of that date, Conrad Black held 1,611,039 shares of Series II Preference Shares and Ravelston owned 66,963 shares of Series II Preference Shares.

     (7) The disposition of Class A Common Stock disclosed in this amended Form 4 occurred on various dates throughout the month of June 1999.